Filed Pursuant to Rule 433
Registration Statement No. 333-282565

AUTOCALLABLE LEVERAGED INDEX RETURN NOTES®

Autocallable LIRNs® Linked to a Basket of Fifteen Equity Securities

40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Notes Return at Maturity
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Market Measure Movement
Notes Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only, assume that the notes are not called on any Observation Date and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit

Hypothetical Total Rate of Return on the Notes

-100.00%

$0.00

-100.00%

-75.00%

$2.50

-75.00%

-50.00%

$5.00

-50.00%

-20.00%

$8.00

-20.00%

-10.00%

$9.00

-10.00%

-5.00%

$9.50

-5.00%

0.00%(1)

$10.00

0.00%

10.00%

$12.00

20.00%

20.00%

$14.00

40.00%

30.00%

$16.00

60.00%

40.00%

$18.00

80.00%

50.00%

$20.00

100.00%

(1)This hypothetical percentage change corresponds to the Threshold Value.

Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately two years, if not called
Market Measure

An approximately equally-weighted basket comprised of fifteen equity securities: the common stock of Amazon.com, Inc. (Bloomberg symbol: "AMZN"), the common stock of Arista Networks, Inc. (Bloomberg symbol: "ANET"), the common stock of Broadcom Inc. (Bloomberg symbol: "AVGO"), the common stock of Constellation Energy Corporation (Bloomberg symbol: "CEG"), the common stock of Coherent Corp. (Bloomberg symbol: "COHR"), the common stock of CoreWeave, Inc. (Bloomberg symbol: "CRWV"), the common stock of Equinix, Inc. (Bloomberg symbol: "EQIX"), the common stock of Eaton Corporation plc (Bloomberg symbol: "ETN"), the common stock of GE Vernova Inc. (Bloomberg symbol: "GEV"), the common stock of Marvell Technology, Inc. (Bloomberg symbol: "MRVL"), the common stock of Microsoft Corporation (Bloomberg symbol: "MSFT"), the common stock of NVIDIA Corporation (Bloomberg symbol: "NVDA"), the common stock of Vertiv Holdings Co (Bloomberg symbol: "VRT"), the common stock of Vistra Corp. (Bloomberg symbol: "VST") and the common stock of Advanced Micro Devices, Inc. (Bloomberg symbol: "AMD"), each a “Basket Stock” and each of their issuers is an “Underlying Company”.

Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on the Observation Date is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Date	Approximately one year from the pricing date
Call Amounts	[$11.85 to $11.95] if called on the Observation Date, to be determined on the pricing date.
Payout Profile at Maturity	●2-to-1 leveraged upside exposure to increases in the Market Measure ●1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Participation Rate	200.00%
Threshold Value	100.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988226034613/bns_fwp-22596.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●If the notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●If the notes are called, your return on the notes is limited to the return represented by the Call Premium.

●Your investment return may be less than that of a comparable investment directly in the Basket Stocks.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Changes in the price of one of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive any shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

●No Underlying Company will have any obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.

●Payments on the notes will not be adjusted for all corporate events that could affect the Basket Stocks.

●There is limited trading history for some Basket Stocks.

●The notes are subject to risks associated with non-U.S. equity securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.